SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	August	2012
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated August 10, 2012.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

Document 1

For Immediate Release	August 10, 2012

SONDE RESOURCES CORP.  ANNOUNCES SECOND QUARTER 2012
FINANCIAL , OPERATING RESULTS AND NORTH AFRICA UPDATE

CALGARY, ALBERTA--(Marketwire – August 10, 2012) - Sonde Resources Corp. ("Sonde" or the "Corporation") (TSX: SOQ) (NYSE MKT LLC: SOQ) announces the release of its financial and operating results and management's discussion and analysis and financial statements for the second quarter ended June 30, 2012. These reports can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.  Shareholders have the ability to receive a hard copy of Sonde's complete second quarter financial statements free of charge upon request.

Michichi Area
Sonde drilled and fracked three of the five originally planned short radius horizontal oil wells in Michichi (Drumheller area). The last two wells were postponed, and the area workover and recompletion program suspended, due to capital conservation requirements and falling realized crude oil prices. Transportation capacity constraints for crude oil produced in Alberta has resulted in a large basis differential to the West Texas Intermediate (“WTI”) benchmark. We have elected to defer additional drilling at Michichi until the basis differential returns to historical levels. The results of the first three wells will be announced after we recover the frac oil and have a sustained production test during the third quarter.

Montney Oil Play

The Company drilled and cased the 4-19-67-26W5, its first horizontal Montney exploration well (Ante Creek North area) and is planning to frac and test the well in mid-August.  Sonde has continued to acquire acreage in the play and currently has 44,800 net acres of Montney rights at Waskahigan, Ante Creek North and Bezanson.

Duvernay Oil Play

Sonde has licensed its first Duvernay horizontal well (also in the Ante Creek North area, spud date indefinite) and has continued to acquire acreage in the play.  The Company currently has 78,720 net acres of Duvernay rights in the oil window in various parts of the basin where Sonde believes that improved reservoir quality will allow oil and condensate to be produced in commercial quantities. We have continued regional core studies and other geologic investigations of the oil phase of the play, and are highly encouraged by its prospectivity when compared against proven oil resource plays such as the Bakken and Eagleford.

Other Oil Resource Plays

The Company continues to accumulate undeveloped acreage in oil-prospective areas in Alberta, with one significant new consolidated position of 41,120 net acres.  Undeveloped acreage cost has been declining with the reduction in commodity prices, and we are using a portion of available cash to build a large future drilling inventory at highly attractive prices.  Sonde has been engaged in joint venture discussions with industry and financial partners to provide financial leverage and risk-mitigation to Sonde in the early phases of these plays.

The Company performs a quarterly impairment test.  The current natural gas prices and basis differential in crude oil (and related natural gas liquids pricing) resulted in an impairment the fourth quarter of 2011 and the first and second quarters of 2012.  Our evaluation of the second quarter of 2012 reflected lower crude oil prices and we impaired an additional $3.4 million as a result of further price weakness in Western Canada. We further impaired our Exploration and Evaluation assets (Joint Oil Block) by $21.0 million to reflect a net book value of $43.9 million.  We estimated fair value using an expected monetary value methodology described in more detail in our unaudited financial statements.

The Company continues to evaluate its natural gas properties in light of the low price environment. To date, we have shut-in 375 boe/d of operated and non-operated production.  We continue to work with operators and gas-processing facilities to reduce costs.

North Africa – Joint Oil Block

In January 2012, the Company engaged an advisor to identify and evaluate alternatives to finance the Company’s remaining North Africa obligations. Information learned during the process has adversely impacted our currently available financing alternatives and may delay the outcome and drilling of the three exploratory wells, which could cost more than $100 million. Despite an extensive effort, Sonde has thus far been unable to obtain financing or other arrangements on acceptable terms for the Joint Oil Block.  Sonde believes this is due to a number of issues identified and described below.  Sonde is continuing its efforts to secure alternate financing and is engaged to structure a plan to mitigate the risks imposed by these issues.  Sonde also plans to discuss these issues with Joint Oil in an effort to restructure its exploratory well commitment.  Sonde may not be successful in any of these efforts.  As a result of the following information, management has elected to add a “going concern” emphasis paragraph to its quarterly report.

●
Inert and Acid Gas Initiative - On June 12, 2012, DGE (Tunisian Direction Generale de L’Energie) announced an initiative for the Gulf of Gabes operators offshore Tunisia (which includes the Joint Oil Block) to study options for sequestration of carbon dioxide and other inert and acid gases (which comprise a high percentage of all known oil and gas accumulations in the Gulf of Gabes, including the Joint Oil Block) to allow the currently stranded high inert content gas to be developed commercially  and brought to the Tunisian market. This initiative is focused on early development of the Sonde Zarat Discovery, which contains approximately 60% inert and acid gases. This initiative will ensure that the Zarat plan of development and other development in the Gulf of Gabes  are in accordance with Tunisian regulations and with agreements and commitments vis-à-vis international organizations like the Kyoto Accord on greenhouse gas emissions. This study is anticipated to take twelve to eighteen months to understand the alternatives for carbon dioxide sequestration.

●
Drilling Rig Availability - The initial results indicate that the global demand for offshore drilling units is higher in other parts of the world than North Africa. One contractor submitted a technically acceptable jack up drilling rig that may be available in the second quarter of 2013.  The commercial terms of their offer were unacceptable to Sonde.  In any case, under the rig proposal Sonde will be unable to meet the terms imposed by Joint Oil for the one-year extension of the initial exploration period to December 2013.  Without the extension, the exploration period will expire in December 2012.  This expiration can trigger the US $45 million penalty in the event that Joint Oil does not agree to restructure the three well exploratory well obligation.

●
Unitization and Plan of Development - The Company has filed a Plan of Development with Joint Oil for the development of the Zarat field.  The Company expected Joint Oil to approve the plan of development expediently so that we could demonstrate to the market an asset with an approved Exploitation Plan. However, Joint Oil has deferred approval of Sonde’s Plan of Development pending negotiations with the other license holder and Entreprise Tunisienne d’Activities Petrolicres (ETAP) on Unitization and a Unit Plan of Development for Zarat, which will in Sonde’s opinion be heavily dependent on the outcome of the inert and acid gases initiative described above. As a result, Sonde expects approval of its Zarat Plan of Development to be delayed for some time.

●
Exploratory Well Obligations - Sonde plans to discuss with Joint Oil re-structuring of the three well exploratory commitment due to lack of availability of a suitable drilling rig and pending resolution of the inert and acid gases sequestration issue. Neither Sonde nor interested parties can find merit in an additional discovery of high inert and acid gases at this time without a clear commercialization path that includes a solution to this issue.

Going concern

Sonde's consolidated financial statements have been prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of June 30, 2012, the Company had negative cash flows from operations of $0.7 million and had an accumulated deficit of $249.6 million. Despite an extensive effort, Sonde has thus far been unable to obtain financing or find other arrangements on acceptable terms for the Joint Oil Block.  Sonde is continuing its efforts to secure alternate financing.  This uncertainty of securing alternate financing casts significant doubt on the Sonde’s ability to continue as a going concern. Public and private debt and equity markets are not accessible now, or in the near term on reasonable terms for exploratory or development projects on the Joint Oil Block. Without access to third party financing or a party to assume the Joint Oil Block exploratory obligations, the Company may not be able to continue as a going concern. The Company's consolidated financial statements do not include any adjustments to the amounts and classification of assets (with the exception of an impairment of the Joint Oil component of the Exploration and Evaluation Assets) and liabilities that may be necessary should the Company be unable to continue as a going concern, and these adjustments may be material.

Management Comments

Jack Schanck, Sonde’s President and CEO, said, “We are focusing our efforts to reach a return to positive cash flow on our Western Canadian operations, at a time when depressed natural gas prices have greatly reduced cash flows for gas-weighted companies and put pressure on credit limits.  We are monitoring crude oil and natural gas prices, deferring natural gas projects, shutting in natural gas wells and have reduced Canadian staff all in an effort to protect our cash and borrowing capacity. We continue our efforts to support and protect shareholder value in these difficult economic times. We remain focused on oil related projects in Western Canada by selective drilling and land acquisitions, improving our land position in areas with oil resource potential.  Our success in this area is demonstrated by our $75 million undeveloped land sale in the first quarter.”

Mr. Schanck continued, “We have been severely hampered in our ability to secure financing alternatives in North Africa due to the inert and acid gas sequestration issue, lack of a suitable drilling rig on commercial terms, delayed unitization process and political and government risk.  We have been very proactive in managing the challenging aspects of the partnering process in North Africa and while the challenges may seem insurmountable, we remain committed to the process to find an acceptable partner.  These obstacles have made 2012 drilling difficult.  We will continue our efforts to secure a partner in North Africa.”

Mr. Schanck concluded with,  “We drilled three oil wells at Michichi and drilled and cased our inaugural well in the Montney.  We anticipate early hook-up and production tests on these wells that will provide operating cash flow and an increase in our debt capacity.  We will cautiously use part of our existing cash and draw upon our credit facility to maintain our liquidity.  Sonde’s management has added a “going concern” emphasis paragraph to this quarter’s financial statements and disclosures.  While we have cash and borrowing capacity, the uncertainty and magnitude of our North Africa obligations are daunting and we are making every effort to mitigate the going concern situation in future financial statements.”

Business Overview and Future Strategy

The Company is working on its break-even analysis.  In order to provide a positive netback, it has deferred, shut-in and rationalized many natural gas prospects.  Sonde has eliminated all consulting staff and reduced its Calgary head count by six employees and three full time consultants resulting in a combined annual saving of approximately $1.3 million.  Sonde currently has $41.3 million in cash, working capital of $34.9 million, and no debt.  The Company currently has credit capacity of $30.0 million.

Sonde continues to focus on suspended liquid rich wells and drilling opportunities. In the second quarter of the year, Sonde performed 25 work overs and recompletions.

We continue to focus on the Montney play, with land acquisitions to support that play and the emerging Duvernay oil play and infrastructure to support the Manville “I” pool waterflood at Drumheller.

Sonde filed its second quarter unaudited financial statements, Management Discussion and Analysis with SEDAR and with the Securities and Exchange Commission on August 10, 2012.

Second Quarter Financial and Operational Review

($ thousands except per share and production amounts)
	2012	2012	%	2011	%
	Q2	Q1	Change	Q2	Change
Financial
Petroleum & natural gas sales(1)	6,314	6,986	(10)	7,747	(23)
Net income (loss)	(28,030)	55,456	--	(752)	--
Net income (loss) per share – basic and diluted	(0.45)	0.89	--	(0.01)	--
Funds from (used for) operations (2)	(1,933)	(667)	--	881	--
Funds from (used for) operations per share – basic and diluted(2)	(0.03)	(0.01)	--	0.01	--
Capital expenditures	7,632	10,801	(42)	10,802	(42)
Working capital surplus	34,865	42,914	--	12,920	--
Average shares outstanding	62,301	62,301	--	62,301	--
Production
Natural gas (mcf/d)	9,665	11,553	(16)	11,509	(16)
Crude oil (bbl/d)	554	565	(2)	463	20
Natural gas liquids (bbl/d)	191	255	(25)	203	(6)
Total (boe/d)	2,356	2,746	(14)	2,584	(9)
Pricing
Natural gas ($/mcf)(3)	2.10	2.20	(5)	4.09	(49)
Crude oil ($/bbl)(3)	67.60	89.54	(25)	97.35	(31)
Natural gas liquids ($/bbl) (3)	61.07	62.08	(2)	71.35	(14)
Average sales price ($/boe) (3)	29.33	33.47	(12)	41.29	(29)

(1) Petroleum and natural gas sales and realized gains on financial instruments net of royalties and transportation.
(2) Non-IFRS measures.
(3) Excluding royalties and transportation costs.

For the three months ended June 30, 2012, production averaged 2,356 boe/d. The decrease in production from the first quarter of 2012 is primarily due to decreased gas volumes due to gas wells being shut-in and natural decline, with few capital expenditures allocated to replacing gas production. The 13-17-31-17 horizontal oil well in Michichi produced 62 boe/d for June.  We continue to work on stabilizing the production on this well.   The three months ended June 30, 2012 included the impact of the basis differential between Sonde’s average prices in Alberta versus the WTI price by as much as $20 per barrel.  June’s prices have returned to a more normal differential.

The second quarter production revenue after transportation, royalties and realized hedging activities for the three months ended June 30, 2012, was $5.5 million compared to $7.0 million for the three months ended March 31, 2012. Sonde realized an average sales price of $29.33 including hedging activity per boe for the second quarter compared to $33.47 per boe in the first quarter of 2012 and $41.29 in the second quarter of 2011.

Combined operating and well workover expenses for the three months ended June 30, 2012 were $4.2 million or $19.75 per boe, compared to $4.3 million or $17.26 per boe in the three months ended March 31, 2012. The decrease in aggregate expenses from 2012 is due to decreased volumes while the increase in per unit expenses is attributable to lower volumes for shut-in and declines in natural gas wells.

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada, and offshore North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Non-IFRS Measures – This document contains references to funds from (used for) operations and funds from (used for) operations per share, which are not defined under IFRS as issued by the International Accounting Standards Board and are therefore non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and are, therefore, unlikely to be comparable to similar measures presented by other issuers. Management of the Company believes funds from (used for) operations and funds from (used for) operations per share are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures. Funds from (used for) operations should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with IFRS, as an indicator of the Company's performance. In the funds from (used for) operations section of this MD&A, a reconciliation has been prepared of funds from (used for) operations to cash from operating activities, the most comparable measure calculated in accordance with IFRS. Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe"). For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil. This conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Such disclosure of boes may be misleading, particularly if used in isolation. Additionally, given the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing  conversion ratio of 6:1 may be misleading as an indication of value.  Readers should be aware that historical results are not necessarily indicative of future performance. Natural gas production is expressed in thousand cubic feet (“mcf”). Oil and natural gas liquids are expressed in barrels (“bbls”).

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, those concerning our anticipated operational plans and activities including our development and exploration program in Western Canada, the exploration, development and drilling programs in North Africa, continued plans to seek financing through a partnering process in North Africa, planned capital expenditures and sources of funding, the strategy of Sonde and the expectation of improved future results.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, operating conditions, management's expectations regarding future growth, plans for and result of drilling activity, availability of capital, future commodity prices and differentials and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; the uncertainty of estimates and projections in relation to production; risks affecting Sonde’s ability to execute projects and market oil and natural gas; risks inherent in operating in foreign jurisdictions and negotiating with foreign governments; the ability to attract and retain key personnel; and the inability to raise additional capital. Additional assumptions and risks are set out in detail in our Annual Information

Form, available on SEDAR at www.sedar.com., and the Corporation's annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission.

Although we believe that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. We base our forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them unless required by law.
For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Kurt A. Nelson
Chief Financial Officer
Phone: (403) 503-7944
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	August 10, 2012	By:	/s/ Kurt A. Nelson
Name: Kurt A. Nelson Title: Chief Financial Officer